SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2007

Commission File Number:  0-22704

                       Ship Finance International Limited
                 (Translation of registrant's name into English)

       Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
                    (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [_] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Ship Finance International Limited (the "Company") dated February 6, 2007, announcing the Company's acquisition of two newbuilding Capesize dry bulk vessels from Golden Ocean Group Limited. Both vessels will be chartered back to Golden Ocean on a 15 year bareboat charters commencing when the vessels are delivered.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                    Ship Finance International Limited



Dated:  March 21, 2007              By /s/ Lars Solbakken
                                       ------------------------------------
                                         Name:  Lars Solbakken
                                         Title: Chief Executive Officer
                                                Ship Finance Management AS

                                                               Exhibit 99.1


SFL - Acquisition of two 170,000 dwt Capesize newbuildings and 15 year charters to Golden Ocean

Press release from Ship Finance International Limited, February 6, 2007

Ship Finance International Limited (NYSE:SFL) ("Ship Finance" or the "Company"), today announced that it is has agreed to acquire two newbuilding Capesize dry bulk vessels from Golden Ocean Group Limited ("Golden Ocean" or the "Charterer") based on a total delivered price of $160 million, or $80 million per vessel.

The vessels will have a cargo capacity of around 170,000 dwt each, and will be constructed by Daehan Shipbuilding Co. Ltd. in South Korea. Delivery from the shipyard is scheduled in 4Q 2008 and in 1Q 2009.

Upon delivery from the shipyard, the vessels will commence 15 year bareboat contracts to Golden Ocean, and the charter rate per vessel is agreed as follows:

Year 1-5:         $27,450 per day
Year 6-10:        $22,600 per day
Year 11-15:       $19,750 per day

The Charterer has been granted fixed price purchase options for each of the vessels after 5, 10 and 15 years at $61 million, $44 million and $24 million, respectively. The charter contracts are on bareboat basis and Golden Ocean will therefore be responsible for all operating and maintenance costs during the charter period.

We expect to finance around 75% of the purchase price through a bank loan, and in case there are material differences between the bank financing terms and the financing assumptions agreed with Golden Ocean, the charter rate will be adjusted accordingly. Similar to all our recent acquisitions, the purchase of the vessels and corresponding financing will be in subsidiaries with only limited guarantee obligations from Ship Finance.

Golden Ocean has secured profitable sub-charters for the two vessels to a third party charterer. The vessels will have 5 year fixed employment and Golden Ocean will receive a net T/C-rate of around $36,800 per day per vessel in this period.

The transaction is in line with the Company's strategy to diversify the asset base and customer portfolio. Including the dry bulk vessel acquired in 2006 and our 8 oil/bulk/ore ("OBO") vessels, currently configured to carry dry bulk cargos only, Ship Finance will have 11 vessels on long-term charters in the dry bulk market.

Including newbuildings and adjusted for recently announced sales, the Company's fleet will consist of 57 vessels, essentially all on medium to long term charters.


February 6, 2007
The Board of Directors
Ship Finance International Limited
Hamilton, Bermuda


Contact Persons:
Lars Solbakken: Chief Executive Officer, Ship Finance Management AS +47 2311 4006 / +47 9119 8844

Ole B. Hjertaker: Chief Financial Officer, Ship Finance Management AS +47 2311 4011 / +47 9014 1243



SK 23153 0001 757868